

Mail Stop 3561

November 20, 2018

Steven D. Barnhart
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, Illinois 60515

  Re: FTD Companies, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed April 2, 2018
    File No. 001-35901

Dear Mr. Barnhart:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief
              Office of Consumer Products